Exhibit 99.1

Apollomics and LaunXP Announce Development and Commercialization Agreement for Vebreltinib

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LaunXP receives exclusive development and commercialization rights for vebreltinib in combination with an EGFR inhibitor in Asia (excluding mainland China, Hong Kong and Macau) for the treatment of non-small cell lung cancer (“NSCLC”)

•	Apollomics to receive upfront payments of $10 million, and is eligible for pre-commercial milestones up to $50 million, and royalties on net product sales

FOSTER CITY, Calif. and TAIPEI, Taiwan – March 31, 2025 (GLOBAL NEWSWIRE) – Apollomics Inc. (Nasdaq: APLM) (“Apollomics”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, and LaunXP International Co., Ltd., an affiliate of LaunXP Biomedical Co., Ltd. (TWO: 6876) (“LaunXP”), announced today that the parties have entered into an agreement for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) (the “LaunXP Territory”) of vebreltinib, Apollomics’ proprietary c-Met inhibitor, in combination with an EGFR inhibitor (“EGFRi”) for the treatment of NSCLC. The EGFRi class of targeted kinase inhibitors is currently a foundational targeted therapy for the treatment of NSCLC and other tumor types.

“We are delighted to partner with LaunXP, who share our vision for the commercial opportunity for vebreltinib. EGFRi is currently the frontline treatment for many patients with NSCLC, and combining it with our c-Met inhibitor vebreltinib is expected to transform the standard of care,” said Dr. Guo-Liang Yu, CEO of Apollomics. “We believe that LaunXP can advance this development program rapidly in this patient population, bringing us closer to potentially improving outcomes for many patients with NSCLC. We will continue to seek opportunities to maximize the global opportunity for vebreltinib, both as a single agent and in combination approaches for the treatment of cancers.”

“We are thrilled to announce this collaboration with Apollomics. We believe the preclinical and clinical data supporting the combination of a c-Met inhibitor with an EGFRi is compelling,” said Dr. Chiu-Heng Chen, Chairman and President of LaunXP. “By delaying the emergence of mutations which cause EGFRi resistance, we hope to demonstrate clinically that better patient outcomes can be achieved.”

Under the terms of the agreement, Apollomics is to receive upfront payments totaling $10 million within 60 days of the date of the agreement. Apollomics is also eligible for regulatory and other pre-commercial milestones up to $50 million, and royalties on net product sales. LaunXP will be primarily responsible for the development of vebreltinib in combination with an EGFRi in the LaunXP territory for the treatment of NSCLC.

About Vebreltinib

Vebreltinib is a potent, small molecule, orally bioavailable and highly selective c-MET inhibitor. It works by inhibiting the aberrant activation of the HGF/c-MET axis, a key pathway involved in tumor growth, proliferation, and the development of resistance to certain targeted therapies such as osimertinib. By targeting c-MET dysregulation, vebreltinib has demonstrated strong tumor inhibitory effect in a variety of preclinical c-MET dysregulated human gastric, hepatic, pancreatic and lung cancer xenograft animal models and patient-derived xenograft models (PDX).

Details on the Phase 1/2 SPARTA global clinical trial can be found on clinicaltrials.gov: NCT03175224. Apollomics is developing vebreltinib as single-agent cancer therapy in a variety of tumor types and actively assessing the potential of vebreltinib in combination with novel therapies. Avistone, Apollomics’ partner in China, has received conditional approval from the National Medical Products Administration (NMPA) of China for vebreltinib for multiple indications. Vebreltinib is currently under clinical investigation and not approved for any use in any other regions in the world.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and over 10 other countries. For more information, please visit www.apollomicsinc.com.

About LaunXP Biomedical Co., Ltd.

LaunXP Biomedical Co., Ltd. is dedicated to the development of innovative cancer therapies, including 505(b)(1) and 505(b)(2) drugs. The company’s core value lies in its focus on preclinical research and clinical trial execution.

To date, LaunXP has successfully licensed in several 505(b)(1) drug technologies, one of which has progressed to a Phase I clinical trial. In the area of 505(b)(2) drug repositioning, the company is actively pursuing new indications, including a triple-negative breast cancer drug that has completed preclinical proof-of-concept studies.

LaunXP Biomedical will continue to strengthen its R&D capabilities and is committed to becoming a driving force in the field of cancer treatment innovation.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives including with respect to the expected payments under this agreement with LaunXP and anticipated outcomes from the development and commercialization of vebreltinib with an EGFR inhibitor are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2023, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contacts:

Apollomics:

Eric Ribner

LifeSci Advisors, LLC

(646) 751-4363

eric@lifesciadvisors.com

LaunXP:

Chiu-Heng Chen

Chairman of the Board

(886) 4-2320-5691

john@launxp.com